RMR MORTGAGE TRUST

Two Newton Place, 255 Washington Street, Suite 300

Newton, Massachusetts 02458

VIA EDGAR

July 22, 2021

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Hannah Menchel and Erin E. Martin

RE:	RMR Mortgage Trust Registration Statement on Form S-4 File No. 333-256951 Request for Acceleration

Dear Mr. Morris:

Reference is made to the Registration Statement on Form S-4 (File No. 333-256951) filed by RMR Mortgage Trust (the “Company”) with the United States Securities and Exchange Commission (the “SEC”), as amended (the “Registration Statement”).

The Company hereby requests that the Registration Statement be made effective at 4:00 p.m., Eastern Time, on Monday, July 26, 2021 (the “Effectiveness Time”), or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

Please contact Faiz Ahmad of Skadden, Arps, Slate, Meagher & Flom LLP at (302) 651-3250 with any questions you may have concerning this letter, or if you require any additional information. The Company also requests that you please notify Mr. Ahmad by telephone when this request for acceleration of effectiveness of the Registration Statement has been granted.

Sincerely,

RMR MORTGAGE TRUST

		By:	/s/ Thomas J. Lorenzini
		Name:	Thomas J. Lorenzini
		Title:	President

cc:	Faiz Ahmad, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP